Exhibit 1.01

MAGNA INTERNATIONAL INC.

CONFLICT MINERALS REPORT

(For the reporting period from January 1, 2018 to December 31, 2018)

SECTION 1: INTRODUCTION

A.  Background

(a) The Conflict Minerals Rule

This Conflict Minerals Report (the “Report”) of Magna International Inc. (referred to as “Magna”, “we”, “us” or “our” in this Report) has been prepared in accordance with  Securities and Exchange Commission’s (“SEC”) Rule 13p-1 (17 CFR 240.13p-1) (the “Rule”) adopted under the Securities and Exchange Act of 1934. The Rule requires SEC registrant companies to disclose the use of “Conflict Minerals” in their products, where such use is “necessary to the functionality or production of a product” manufactured by that company. The Rule defines “Conflict Minerals” as cassiterite, columbite-tantalite, wolframite, and their derivatives tin, tantalum and tungsten, as well as gold (collectively, “3TG minerals” or “3TG”) that originated in the Democratic Republic of the Congo or an adjoining country specified in the Rule (collectively, the “Covered Countries”).

As a registrant with 3TG minerals present in certain of our manufactured products, Magna is required to comply with the Rule, including performing a “reasonable country of origin inquiry” (“RCOI”) into the sources of the 3TG minerals to determine whether any such minerals in our products originated in a Covered Country. The results of our RCOI are detailed in Section 2 of this Report.

(b) Forward-Looking Statements

This Report contains forward-looking statements relating to actions that we may take in the future with respect to our conflict minerals compliance program (the “Program”). Such statements are based on the current expectations of our management as of the date of this Report and are not promises or guarantees of future performance of such actions. Subsequent events and developments may cause management’s views to change.

(c) Documents Incorporated by Reference

Unless expressly incorporated by reference in this Report, any documents, third-party materials or references to websites (including Magna’s website) are not incorporated by reference in, or considered a part of, this Report.

B. Company Overview

(a) Our Company

We are a mobility technology company. We have more than 169,000 entrepreneurial-minded employees and 338 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity-accounted operations.

(b) Our Products

Our products are designed to meet the requirements and specifications of our automotive customers. Certain of these requirements and specifications entail the use of 3TG minerals. In addition to complete vehicle engineering and contract manufacturing expertise, our product capabilities include producing body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. A more detailed description of our products can be found on pages 25-31 of our Annual Information Form, which is available in the “Investors” section of Magna’s corporate website under: “Financial Reports and Public Filings” — “Annual Information Forms”  —  “Annual Information Form dated March 28, 2019”.

(c) Reliance on Supply Chain & Industry-Driven Initiatives

Due to the number and complexity of the products we manufacture, our supply chain consists of a substantial number of suppliers globally, the composition of which changes within each calendar year and from year to year. Moreover, we are generally many tiers removed from the smelters or refiners (“SORs”) of 3TG minerals in our supply chain. We do not, to the best of our knowledge, directly purchase 3TG minerals from any of the Covered Countries. As a downstream consumer of 3TG minerals, Magna must rely on its direct suppliers to gather and report to us information about SORs in the supply chain. Our direct suppliers are similarly reliant upon information provided to them by their own suppliers.

The structure, size and breadth of our supply chain, as well as the fact that a substantial portion of the suppliers in our supply chain are not obligated to file reports with the SEC (including reports under the Rule), makes gathering of complete and accurate conflict minerals information a lengthy and challenging process. In most cases, we do not have meaningful leverage over upstream suppliers or other actors in the supply chain. As a result of these challenges, in addition to our ongoing engagement with our direct production suppliers as part of our Program, we participate in several industry-driven initiatives aimed at increasing awareness of, and participation in, conflict minerals reporting by suppliers.

SECTION 2: REASONABLE COUNTRY OF ORIGIN INQUIRY & CONCLUSION

Magna conducted the following RCOI for the 2018 reporting year:

A.            Risk Assessment of Direct Production Suppliers

We conducted a good faith, risk-based assessment (the “Risk Assessment”) of our 11,127 direct production suppliers in 2018 (the “2018 Suppliers”), to identify those suppliers that were reasonably believed to represent the highest risk of supplying products or components to Magna during 2018 that do or may contain 3TG minerals from one or more of the Covered Countries.

The Risk Assessment included: an internal assessment regarding the likelihood of 3TG minerals content in supplied materials based on the nature of the product itself and information available to Magna in its existing databases, including the International Material Data System (IMDS), as well as an analysis of responses received from suppliers in the previous reporting year.

Based on the Risk Assessment, the 2018 Suppliers were categorized based on the risk that their products supplied to Magna in 2018 contained 3TG minerals, as follows:

•                  61% of 2018 Suppliers were categorized as “low/no” risk and therefore considered out-of-scope for 2018 reporting (the “Out-of-Scope Suppliers”); and

•                  39% of 2018 Suppliers were categorized as either (i) “uncertain/undeterminable” risk (32%) or (ii) “high”risk (7%) (collectively considered the “in-scope” for 2018 reporting (the “In-Scope Suppliers”)).

New suppliers to Magna were automatically included as In-Scope Suppliers.

B.            Conclusion based on RCOI

Based on the RCOI conducted, we concluded in good faith that during the 2018 calendar year Magna:

i.                  manufactured and/or contracted to manufacture products containing 3TG minerals and determined that the use of such minerals was necessary to the functionality or production of these products; and

ii.               could not exclude the possibility that a portion of the  3TG minerals in the Company’s products originated in one or more Covered Countries (and were not from recycled or scrap sources).

As a result of this conclusion, Magna conducted due diligence activities on the source and chain of custody of these necessary conflict minerals as described in Section 3 of this Report.

SECTION 3: DUE DILIGENCE PROCESS

A.                                    Design of Due Diligence Framework

On the basis of the information obtained as part of our RCOI, we conducted due diligence regarding the source and chain of custody of the 3TG minerals contained in our products. Magna designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas, which are described below in connection with our Program.

B.            Due Diligence Measures Performed

Magna’s due diligence measures for the 2018 reporting year included the following:

a.              Establish Strong Company Management Systems

We previously established and maintain company management systems with regard to conflict minerals reporting, the main elements of which are described below:

i.                 Conflict Minerals Compliance Team & Program

We maintain a cross-functional conflict minerals compliance team (the “CM Compliance Team”), comprised of representatives from Magna’s legal and purchasing departments that is tasked with managing and directing the day-to-day activities of the Program, including monitoring the execution and effectiveness of the Program; overseeing the activities of our Program team members in each region in which we operate; monitoring conflict minerals regulatory developments and evolving industry best practices; and conflict minerals reporting to our automotive customers. The Program, which includes a supply chain system of controls and transparency through the adoption and use of the CMRT (defined in Subsection 3(b) (ii) below), facilitates the transfer of information through the supply chain regarding, among other things: (i) mineral country of origin; (ii) SORs being utilized; and (iii) the identity of new SORs to potentially undergo an audit through the Responsible Minerals Assurance Process (“RMAP”) described below.

ii.             Oversight

The CM Compliance Team reports the status of the Program to designated senior management.

iii.         Policy Statement & Grievance Mechanism

We are committed to working with our supply chain to ensure compliance with the Rule. We previously adopted a policy statement which addresses our commitment to comply with the Rule and the expectations we place on our suppliers with respect to engagement in due diligence of their supply chains, as well as, conflict minerals reporting to us. The policy statement is publicly available in the “Leadership and Governance” section of our corporate website under: “Corporate Governance Documents” — “Conflict Minerals Policy Statement”.

The policy statement includes a grievance mechanism to facilitate reporting of concerns relating to Magna’s Program through Magna’s confidential and anonymous whistle-blower hotline (the “Hotline”) (www.magnahotline.com). The Hotline is structured such that submissions are received and tracked by an independent third-party provider and any such submissions relating to the Program are communicated to members of the CM Compliance Team for review and appropriate action. To date, we have not received any Hotline submissions regarding our Program.

iv.           Records Retention

We have a policy to retain conflict minerals documentation for at least five (5) years from the date of creation.

v.               Supply Chain Engagement

Our Supplier Code of Conduct and Ethics (“Supplier Code”), which outlines our expectations for every company that supplies goods and services to Magna, specifically addresses the reporting obligations of our suppliers to us with respect to conflict minerals.  In addition, Magna’s standard global contract terms and conditions, including our global standard supplier requirements manual, require suppliers to provide information or certification with respect to the origin of their products supplied to Magna. The requirements manual is incorporated by reference into our standard global contract terms and conditions. Purchase orders and other agreements in place with our direct suppliers are, however, typically in force for several years and during the term of an existing purchase order, we may not be able to impose new contract terms, or other requirements that our suppliers must flow down to their own suppliers.

We also communicated with all direct production suppliers regarding our Program and maintain a dedicated email address (conflict.minerals@magna.com) to facilitate supplier communication with us regarding the Program, including requests for assistance in fulfilling their reporting obligations to Magna.

vi.           Industry Participation & Collaboration

The OECD Guidance encourages participation in industry-driven programs to establish a system of controls over the mineral supply chain which includes either a chain of custody or traceability system.

With respect to initiatives aimed at improving SOR validation, we continue to support the Responsible Minerals Initiative (“RMI”) as a member, as well as through participation in RMI plenary member conference calls and as a part of its Due Diligence Practice Team. The RMI has designed and manages the RMAP, a process designed to identify the SORs that process 3TG minerals. The RMAP consists of an independent third-party assessment of SOR management systems and sourcing policies to validate conformance with RMAP standards and current global standards, including the OECD Guidance. Our membership in the RMI, which we view as critical to our Program, gives us access to RCOI and smelter validation data, information regarding sourcing initiatives and regulatory developments, and valuable tools and resources which we are able to use to enhance our Program. Through our membership, we also support several complementary programs/organizations with which the RMI regularly collaborates to address conflict minerals issues from an industry perspective.

Throughout 2018, we also engaged with and actively participated as a member of several industry associations, particularly the Automotive Industry Action Group (AIAG). The initiatives of the AIAG and its Responsible Minerals Working Group (formerly Conflict Minerals Working Group) include: efforts to improve supply chain transparency and compliance with the conflict minerals reporting requirements; development of best practices for conducting due diligence, supply chain engagement and reporting; development of common standards and reporting tools; engagement with SORs to promote conflict-free validation programs; and provision of training and awareness. In addition, we are an active member of the Responsible Sourcing Subcommittee of the AIAG’s Corporate Responsibility Steering Committee along with other Tier 1 Suppliers and OEMs. The Subcommittee is tasked with benchmarking industry-specific and multi-industry responsible sourcing initiatives, including Conflict Minerals reporting requirements, identifying best practices, and examining the benefits of a harmonized automotive industry approach to responsible material sourcing. Magna also actively participates in the Original Equipment Suppliers Association (OESA), including its activities relating to conflict minerals compliance.

Finally, we provided opportunities for increased supply chain awareness of the conflict mineral reporting requirements and emerging best practices by sponsoring several AIAG industry events.

b.              Identification and assessment of risks in the supply chain

i.                 Identification of Risks

To identify risks in the supply chain, Magna undertook the following measures:

•                  Ensured changes to our supplier list were captured in our Program.

•                  Conducted the Risk Assessment described in Section 2.A. of this Report.

•                  Communicated at least once with all Out-of-Scope Suppliers advising of their low/no risk rating and directing them to contact us if they believed their rating to be incorrect.

•                  Communicated regularly with all In-Scope Suppliers (as described below).

•                  Reviewed and responded to red flags generated by supplier survey responses, including detailed communication to suppliers of our requirements for addressing the specific red flag(s) generated.

•                  Validated the accuracy and completeness of the SORs identified by In-Scope Suppliers, including by reviewing the list of such SORs against the RMI (members-only access) list of processing facilities which have received a “RMAP Conformant” or other status designation under the RMAP.

ii.             In-Scope Supplier Due Diligence

Our due diligence efforts were focused primarily on communicating with the In-Scope Suppliers to obtain information with respect to the source and chain of custody of the necessary 3TG minerals in the products they supplied to us.  All In-Scope Suppliers  were sent an initial communication package requesting that they complete a survey based on the standardized template originally developed by the Responsible Business Alliance (founder of the RMI) known as the “Conflict Minerals Reporting Template” or “CMRT”.  The CMRT was developed to facilitate disclosure and communication of information regarding SORs that provide materials in a company’s supply chain and includes, among other things, questions regarding a supplier’s conflict minerals policy, engagement with its own suppliers, origin of 3TG minerals in its products, and supplier due diligence.

The supplier communication package also included: step-by-step instructions on how to complete each CMRT question; recommendations with regard to implementing or enhancing a supplier’s own conflict minerals program; and details regarding AIAG and other conflict minerals tools and resources available to improve supplier reporting. Our suppliers were requested to obtain completed CMRTs from their own production suppliers and encourage those suppliers to cascade the same requirement throughout their supply chain.

In-Scope Suppliers that provided responses in a format other than the CMRT were advised to resubmit their response in the requested format. In-Scope Suppliers that failed to respond at all to Magna were sent several reminders to submit a CMRT by a specified deadline.

iii.         CMRT Review

Magna reviewed the CMRT responses received from In-Scope Suppliers for red flags that would identify inconsistent, incomplete, or inaccurate responses. Responses that triggered select red flags were targeted for priority follow up and those suppliers were sent a request to address and resolve the red flag(s). 785 In-Scope Suppliers were determined as low/no risk through this review process. No supplier indicated that they receive any 3TG minerals from sources that directly or indirectly financed or benefitted armed groups within the meaning of the Rule.

iv.           Efforts to Determine Mine or Location of Origin

As a downstream company, the primary focus of our due diligence on the source and chain of custody of the 3TG minerals in our supply chain was the collection and analysis of the CMRT responses received from our direct production suppliers. As described in this report, we verify the SOR information in the CMRT responses with data obtained from the RMI. We believe this represents the most reasonable effort we can make to determine the mines or locations of origin of any 3TG minerals that may be used in our products, as discussed in Section 4 below.

c.               Design and implement a strategy to respond to identified risks

Magna designed a risk management plan to identify, monitor and mitigate identified risks, the key elements of such plan being:

•                  Based on the red flag review, In-Scope Suppliers whose responses to select CMRT questions were identified as incomplete, inconsistent or inaccurate, were asked to address and resolve the red flag(s) and resubmit their CMRT.

•                  In-Scope Suppliers that did not respond to Magna’s initial survey request were sent follow-up reminders, either directly or through periodic iPCMP system generated notices, requesting that they complete a CMRT.

•                  Suppliers who sent responses to Magna in a format other than the CMRT were asked to resubmit a response using the CMRT.

•                  The CM Compliance Team regularly reviewed a supplier response status dashboard and determined the timing and frequency of supplier follow-up communications.

•                  In order to increase supplier awareness and facilitate compliance with the conflict minerals reporting requirements, Magna’s written communications directed suppliers to visit the RMI website (www.responsiblemineralsinitiative.org) to take advantage of useful resources and tools, training information and guidance documents relating to the completion of the CMRT and conflict minerals reporting in general. In addition, Magna annually sponsors the AIAG’s annual Conflict Minerals Industry Briefing, which is organized to provide an update on industry strategies regarding conflict minerals reporting and due diligence best practices, as well as SOR engagement activities.

d.              Carry out independent third-party audit of SOR due diligence practices

Magna is a downstream consumer of necessary conflict minerals and is several supply chain tiers removed from smelters and refiners which provide minerals and ores. Therefore, Magna does not perform, or direct the performance of, audits of SORs within the supply chain.  As outlined in the OECD Guidance upon which our Program is based, we support the RMI’s cross-industry initiative that audits SORs to identify those facilities that have systems in place to assure sourcing of only conflict-free materials. The data on which we relied for certain statements in this Conflict Minerals Report (including in Appendix I) was obtained using the RCOI report we receive through our membership in the RMI (Unique RMI membership code: MAGN).

e.               Report annually on supply chain due diligence

Magna’s conflict minerals policy states that we will comply with the Rule, which includes filing our Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report with the SEC (www.edgar.com) and making both documents publicly available on our corporate website (www.magna.com).

We also completed Conflict Minerals Reporting Templates for each of our customers who requested us to do so for the 2018 reporting year, in support of such customers’ reporting obligations under the Rule.

SECTION 4: DETERMINATION

Magna does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries. As a downstream consumer of 3TG, Magna must rely on its direct production suppliers to gather information about smelters and refiners in the supply chain. Those direct production suppliers are similarly reliant upon information provided by their suppliers throughout the supply chain. There are generally multiple tiers of suppliers between 3TG SORs and Magna. We have determined that our efforts to seek information about the smelters and refiners in our supply chain through the submission of CMRTs from our suppliers, as well as efforts to determine and improve the accuracy and quality of such submissions, represents the most reasonable effort Magna can make to determine the mines or locations of origin of the necessary conflict minerals in our supply chain.  However, most of the In-Scope Suppliers who responded to us did so at a company level and not a product level.

As a result, despite receiving CMRT responses from In-Scope Suppliers that included SOR names, such suppliers were unable to accurately report with specificity those facilities that were part of the supply chain for the products or components that were sold to Magna in 2018. Although several SORs in CMRT response received by Magna indicate that they do not, or have no reason to believe they, source from the Covered Countries (as summarized in Appendix I to this Conflict Minerals Report), based on the due diligence efforts described in this Report, we are unable to determine the source and chain of custody of the necessary conflict minerals in our products for the 2018 reporting year.

SECTION 5: CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

Magna continues to examine ways to enhance the Program to further mitigate the risk that necessary conflict minerals used in Magna products may benefit armed groups in the Covered Countries, including the following:

•                  Continuing to work with our suppliers to increase the completeness and accuracy of conflict minerals reporting.

•                  Assessing opportunities to provide additional awareness, training, best practices or other assistance to our suppliers with respect to conflict minerals reporting.

•                  Maintaining our support for industry initiatives aimed at improving supply chain transparency, including, through our membership and participation in the AIAG, OESA and other industry associations.

•                  Supporting ongoing SOR audit and validation initiatives, including through our membership and participation in the RMI.

•                  Annually evaluating opportunities to enhance our Program, including by monitoring best practices adopted by peer companies and automotive customers, and those developed by industry organizations.

•                  Continuing to monitor legislative developments regarding conflict-free minerals sourcing or reporting.

APPENDIX I

TO THE 2018 CONFLICT MINERALS REPORT OF

MAGNA INTERNATIONAL INC.

SUMMARY OF RMAP STATUS OF PROCESSING FACILITIES

IDENTIFIED IN SUPPLIER CMRT RESPONSES

In reviewing the tables below, the following should be considered:

•                  Facilities included in supplier CMRT responses but identified as “Not Applicable” as a result of not being eligible for the RMAP in the RMI Standard Smelter List have been excluded.

•                  Most of the In-Scope Suppliers who responded to us did so at a company level and not a product level. Accordingly, the table may reflect SORs that did not actually process 3TG contained in our products.

•                  RMAP Status definitions indicated below can be found at:

http://www.responsiblemineralsinitiative.org/members/database-field-definitions/.

A.            SUMMARY OF SOR RMAP STATUS

The following table reflects the number of processing facilities, by 3TG mineral, identified in supplier CMRT responses to Magna, as well as the validation status of such facilities under the RMAP based on the RMI Standard Smelter List as at May 24, 2019:

	RMAP Conformant(1)		Active		RMAP Non- Conformant		Other Status(2)
3TG	#	%	#	%	#	%	#	%
Tin	73	92%	0	0%	1	1%	5	7%
Tantalum	40	98%	1	2%	0	0%	0	0%
Tungsten	39	93%	1	2%	0	0%	2	5%
Gold	102	73%	3	2%	4	3%	30	22%
TOTAL	254	84%	5	2%	5	2%	37	12%

(1)         One RMAP Conformant Gold SOR was removed from the RMAP as a result of ceasing operations in November 2018 and is not included in the table above.

(2)         SORs in this column are broken down as follows: Due Diligence Vetting Process (2 SORs); RMI Due Diligence Review (Unable to Proceed) (2 SORs); Outreach Required (24 SORs); In Communication (3 SORs); Communication Suspended (Not Interested) (6 SORs).

B.            SUMMARY OF LOCATION OF MINE RESPONSES

The following table reflects the “location of mine(s)” information indicated for each of the 254 RMAP Conformant SORs identified in supplier responses to Magna:

	Sourced from Covered Countries(1)		Not Sourced from Covered Countries(2)		Origin Not Disclosed/Unknown
3TG	#	%	#	%	#	%
Tin	2	2%	69	96%	2	2%
Tantalum	17	43%	22	55%	1	2%
Tungsten	6	15%	33	85%	0	0%
Gold	9	9%	93	91%	0	0%
TOTAL	34	13%	217	86%	3	1%

(1)         This category includes SORs who indicated that they “Source from DRC or Covered Countries” or have “Reason to believe they source from the DRC or Covered Countries”.

(2)         This category includes SORs who indicated that they “Do not source from the DRC or Covered Countries” or  have “No reason to believe they source from the DRC or Covered Countries”.

C.            SUMMARY OF RECYCLED/SCRAP SOURCES

56 of the 254 RMAP Conformant SORs identified in supplier responses to Magna indicated that 100% of their 3TG minerals are from recycled or scrap sources, broken down as follows: 11 Tin SORs; 8 Tantalum SORs; 1 Tungsten SOR; and 36 Gold SORs.